UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 24, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PT Indosat Tbk
File No. 001-13330 - CF#28311

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PT Indosat Tbk submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 30, 2012.

Based on representations by PT Indosat Tbk that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 15.28   through   April 30, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel